# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wearable Devices Ltd., CIK 0001887673
CUSIP: M97838128
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5 Ha-Tnufa St., Yokne'am Illit, Israel (L3), 2066736
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965605

## Reporting persons
- Asher Dahan: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 77,416; shared voting power 0; sole dispositive power 77,416; shared dispositive power 0; aggregate amount beneficially owned 77,416 (2.2% of the class)
  Comment: (1) Includes options to purchase 750 Ordinary Shares that are exercisable within 60 days of December 31, 2024, with expiration dates in August 2033. This number also includes 9,166 restricted share units that vest within 60 days of December 31, 2024, with expiration dates in December 2034.
  
  The Reporting Person also owns options to purchase 2,500 Ordinary Shares that are not exercisable within 60 days of December 31, 2024 with expiration dates in September 2034. The Reporting Person also owns 750 options to purchase Ordinary Shares that are not exercisable within 60 days of December 31, 2024. The Reporting Person also owns 45,834 restricted share units that will not vest within 60 days of December 31, 2024. The amounts set forth in this Schedule 13G/A are presented after giving effect to a reverse stock split that took place in October 2024.
  
  (2) Based on a total of 3,486,854 Ordinary Shares, outstanding as of January 30, 2025, as reported by the Issuer on its Rule 424(b)(4) Prospectus to the Form F-1, filed on January 30, 2025.

## Item 1. Issuer
Name of issuer: Wearable Devices Ltd.
Address of issuer's principal executive offices: 5 Ha-Tnufa St., Yokne'am Illit, 2066736, Israel

## Item 2. Person Filing
Name of person filing: Asher Dahan
Address of principal business office or, if none, residence: Ha-Kastel Street 4, Or Akiva, 3062855 Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 77,416 Ordinary Shares
Percent of class: 2.2%
Sole power to vote or to direct the vote: 77,416 Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 77,416 Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Asher Dahan: /s/ Asher Dahan, Asher Dahan (02/13/2025)